Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

January 13, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford, Tim Buchmiller, Tracie

Mariner, and Sasha Parikh

Re:	Scienture Holdings, Inc.
Registration Statement on Form S-1
Filed December 3, 2024
File No. 333-283591

Dear Mr. Crawford, Mr. Buchmiller, Ms. Mariner and Ms. Parikh:

This response letter (this “Response”) is submitted on behalf of Scienture Holdings, Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Ajjarapu, dated December 20, 2024 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the SEC on December 3, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Registration Statement on Form S-1 Filed December 3, 2024

Prospectus Summary

Company Overview, page 2

1.	We note your disclosure stating that, on July 25, 2024, you acquired a wholly-owned subsidiary, Scienture, LLC (f/k/a Scienture, Inc.). Please include financial statements of Scienture, Inc., in accordance with Rule 8-04 of Regulation S-X, and pro forma financial statements depicting the transaction, in accordance with Rule 8-05 of Regulation S-X. In the notes to your pro forma financial statements, include disclosure of the intangible assets acquired which clearly identifies, describes, and separately quantifies each acquired intangible asset and related intellectual property, as well as the method and material assumptions used to determine their fair value, citing relevant accounting literature to support your basis.

Response: In response to the Staff’s comments, the Company has included the financial statements of Scienture, Inc. and pro forma financial statements depicting the acquisition of Scienture, LLC (f/k/a Scienture, Inc.) on pages F-2 through F-39.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

January 13, 2025

Use of Proceeds, page 12

2.	We note you do not appear to have a specific plan for your use of proceeds that you may receive pursuant to the ELOC Purchase Agreement, but instead plan to use the proceeds “for general corporate and working capital purposes.” To the extent you do not currently have specific plans for significant portions of proceeds you may receive pursuant to the ELOC Purchase Agreement, please revise to discuss the principal reasons for this offering. Refer to Item 504 of Regulation S-K. To the extent you have specific plans, please revise your disclosure in this section to:

●	clarify which products or programs you currently intend to fund with the proceeds you may receive pursuant to the ELOC Purchase Agreement;
●	disclose how far into the development process you anticipate such proceeds will enable you to reach; and
●	state the anticipated amount of other funds, if any, that may be necessary to accomplish the specific purposes for which the proceeds are to be obtained.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 12 to discuss the specific plans for the Company’s use of proceeds.

Description of Capital Stock

Exclusive forum for certain lawsuits, page 19

3.	Please revise under this heading to state whether your exclusive forum provision will apply to actions arising under the Securities Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 48 and 49 related to the exclusive forum provision in its Amended and Restated Bylaws to clarify that the Company believes the exclusive forum provision applies to claims arising under the Securities Act, but that there is uncertainty as to whether a court would enforce such a provision.

Experts, page 21

4.	We note your disclosure stating that the consolidated financial statements of Scienture Holdings, Inc., at December 31, 2023, and the consolidated financial statements of Scienture Holdings, Inc., at December 31, 2022, incorporated by reference in the prospectus, have been audited by CM3Advisory and MaloneBailey, LLP, each an independent registered public accounting firm. Please amend your filing to provide the disclosures required by Item 304 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has included the disclosures required by Item 304 of Regulation S-K on page 58 of Amendment No. 1.

Information Incorporated by Reference, page 21

5.	Please provide us with your analysis as to whether you are required to provide disclosure pursuant to Item 11A of Form S-1. To this point, we note disclosure related to Scienture, LLC is contained in a Definitive Information Statement on Schedule 14C and not in a Form 10-Q or Form 8-K filed under the Exchange Act. To the extent you conclude additional disclosure is required, please revise to provide such disclosure.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 21 through 44 to discuss the material changes in the Company’s business relating to the Company’s acquisition of Scienture, LLC (f/k/a Scienture, Inc.).

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U.S. Securities and Exchange Commission

Division of Corporate Finance

January 13, 2025

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.